Delisting Determination,The Nasdaq Stock Market, LLC,
July 19, 2018, FC Global Realty Incorporated. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of FC Global Realty Incorporated (the Company), effective at the opening of the trading session on July 30, 2018. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b). The Company was notified of the Staffs determination on June 18, 2018. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on June 20, 2018.